SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Begins Ticket Sales to Santa Cruz de la Sierra, Bolivia

São Paulo, September 29, 2005 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, begins today ticket sales to Santa Cruz de la Sierra, Bolivia, its second international destination. The inaugural flight is confirmed for November 7th, 2005. GOL will offer flights departing four times a week from Campo Grande, in the Brazilian State of Mato Grosso do Sul (MS), at 11:30 p.m. Flights from Santa Cruz de la Sierra will depart at 1:40 a.m. four times a week, with an immediate connection to São Paulo, and additional connections to all other destinations served by GOL.

For Tarcísio Gargioni, Vice-president of Marketing and Services at GOL, beginning regular service to Santa Cruz de la Sierra demonstrates the Company’s success in popularizing air transportation in South America and offering the option of low cost travel and high quality service to more passengers. "We believe the route to Bolivia will reach the same levels of success that GOL has achieved with its first international flights to Buenos Aires, Argentina, which operates with an average load factor of above 70 percent."

Bolivia, which has a population of 8.8 million, is the fourth most frequented destination by Brazilians flying to neighboring countries. Approximately 150,000 passengers flew between Brazil and Bolivia in 2003. Bolivia is an associated country of the Mercosul and one of the main natural gas exporters to Brazil and Argentina.

Tickets can now be purchased by calling 0300 789 2121 (in Brazil only) or through your travel agency. Beginning October 7, tickets will be available for purchase through GOL's website, www.voegol.com.br. Please check the destination table below for flight departure schedules:

Origin	Destination	Frequency	Departure	Arrival
Campo Grande (MS - Brazil)	Santa Cruz de La Sierra (Bolivia)	Tuesday, Thursday, Saturday and Sunday	11:30 p.m. (local time)	1:10 a.m. (local time)
Santa Cruz de La Sierra (Bolivia)	Campo Grande (MS - Brazil)	Monday, Wednesday, Friday and Sunday	1:40 a.m. (local time)	3:10 a.m. (local time)

Sources: Ministério das Relações Exteriores do Brasil; IMF World Economic Outlook Abril de 2004, Population Reference Bureau: 2004, World Population Data Sheet; Passageiros: DAC.

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About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 390 daily flights to 43 major business and travel destinations in Brazil and Argentina, with substantial expansion opportunities. GOL growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. For more information, flight times and fares, please access our site at www.voegol.com.br or call 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, or 55 11 2125-3200 from overseas. GOL: here everyone can fly!

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

Media – Brazil and Latin America:
Juliana Cabrini, Roberta Corbioli, or Márcia Bertoncello
MVL Comunicação
Ph: (5511) 3049-0343 / 0341
e-mail: juliana.cabrini@mvl.com.br

Media – U.S. and Europe:
Gabriela Juncadella
Gavin Anderson & Company
Ph: 212-515-1957
e-mail: gjuncadella@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.